

Murdock Nutrition Consulting LLC (Unbothered Foods)
(the "Company")
a Chicago Illinois Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Murdock Nutrition Consulting LLC Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 14, 2024

MURDOCK NUTRITION CONSULTING LLC STATEMENT OF FINANCIAL POSITION
See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Cash and Cash Equivalents	7,279	6,405
Accounts Receivable	27	-
Total Current Assets	7,306	6,405
Fixed Assets - net	2,178	-
Total Non-Current Assets	2,178	-
TOTAL ASSETS	9,484	6,404
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable	3,105	306
Loans Payable - current	9,906	-
Total Current Liabilities	13,011	306
Loans Payable - non-current	7,999	-
Total Long-Term Liabilities	7,999	306
TOTAL LIABILITIES	21,010	306
EQUITY		
Owners Capital	(11,526)	6,098
Total Equity	(11,526)	6,098
TOTAL LIABILITIES AND EQUITY	9,484	6,404

MURDOCK NUTRITION CONSULTING LLC STATEMENT OF OPERATIONS
See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenue	28,451	3,014
Cost of Revenue	12,568	3,018
Gross Profit (Loss)	**15,883**	**(4)**
Operating Expenses		
Advertising and Marketing	7,646	-
General and Administrative	544	-
Depreciation	544	-
Overhead Expenses	28,841	1,579
Total Operating Expenses	**37,031**	**1,579**
Operating Income (loss)	**(21,148)**	**(15,83)**
Other Income/Expense		
Other Income	-	300
Total Other Income	**-**	**300**
Earnings Before Income Taxes	**(20,604)**	**(1,583)**
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	**(21,147)**	**(1,283)**

MURDOCK NUTRITION CONSULTING LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(21,147)	(1,283)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	544	-
Accounts Receivable	(27)	-
Accounts Payable	2,799	306
Net Cash provided by (used in) Operating Activities	**(17,831)**	**(977)S**
INVESTING ACTIVITIES		
Acquisition of Fixed Assets	(2,722)	-
Net Cash provided by (used by) Investing Activities	**(2,722)**	**-**
FINANCING ACTIVITIES		
Proceeds from loan	20,000	-
Payment of loan	(2,094)	-
Owner's Investments	5,933	7,383
Owner's Withdrawals	(2,410)	-
Net Cash provided by (used in) Financing Activities	**21,428**	**7,383**
Cash at the beginning of period	6,405	-
Net Cash increase (decrease) for period	874	6,405
Cash at end of period	**7,279**	**6,405**

MURDOCK NUTRITION CONSULTING LLC STATEMENT OF MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Owner Capital	Accumulated Earnings/(Deficit)	Total Owners Equity
Beginning Balance at 1/1/22	-	-	-
Contribution	7,382	-	7,382
Net Income (Loss)		(1,283)	(1,283)
Ending Balance 12/31/2022	7,382	(1,283)	6,098
Contribution	5,933	-	5,933
Distribution	(2,410)	-	(2,410)
Net Income (Loss)		(21,147)	(21,147)
Ending Balance 12/31/2023	**10,904**	**(22,431)**	**(11,526)**

Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Murdock Nutrition Consulting, LLC dba Unbothered Foods was formed in Illinois on July 19th, 2022. The company plans to earn revenue through their CPG line of sourdough crackers and other sourdough products. The company will sell both direct to consumers online, and wholesale through various retail stores. The company's headquarters is in Chicago, IL. The company's customers are located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

.Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $7,279 and $6,405 in cash as of December 31, 2023 and December 31, 2022 respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consisted primarily of raw materials, inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Machinery & Equipment	5	2,722	(544)	-	2,178

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The company plans to earn revenue through their CPG line of sourdough crackers and other sourdough products. The Company's primary performance obligation is to deliver the products ordered by the customer. The Company's payments are generally collected at time of sale. Revenue recognized upon sale to customers.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes
The Company is a disregarded entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions and balances require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans - In August 2023, the Company entered into a loan agreement for $20,000 with an interest rate of 7% and a maturity date of September 10, 2025. The balance of this loan was $17,905 as of December 31, 2023.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Community Business Loan	20,000	7%	2025	9,906	7,999	17,906	-	-	-	-	-
Total				**9,907**	**7,999**	**17,906**	**-**	**-**	**-**	**-**	**-**

Debt Principal Maturities 2 Years

Year	Amount
2024	9,906
2025	7,999

NOTE 6 – EQUITY

Unbothered Foods LLC is solely owned by Morgan Murdock and capital was from her own capital/cash contribution to the company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 14, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.